2005 MAR -9 A 11:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE NO. 82-34855


05006373
SUPPL

To:

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 5th Street NW
Washington, DC 20549

Ref: Rule 12g3-2(b) exemption: submission of information

February 25, 2005

Dear Sirs,

BRISA – Auto-estradas de Portugal, S.A. hereby encloses, for the purpose of the above captioned exemption, the latest information made public thereby pursuant to the local securities legislation.

Best regards,

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

Luís D'Eça Pinheiro
Corporate & Investor Relations

Brisa-Auto-Estradas de Portugal SA
Quinta da Torre da Aguilha - Edifício Brisa 2785-599 São Domingos de Rana
EC Carcavelos - Ap.250 2776-956 Carcavelos Portugal Tel. 21 444 85 00 Fax 21 444 87 36 www.brisa.pt

MCRC CASCAIS nº 10.583 - NIPC 500 048 177 - Capital Social € 600.000.000,00 - Sociedade com o capital aberto ao investimento do público

Brisa

RECEIVED

Brisa

File nº 82-34853

Material Event

08/INST/DRICS/05
22th February

Reuters: Bris IN
Bloomberg: BRISA PL
www.brisa.pt

BRISA – Auto-Estradas de Portugal, S.A. hereby announces that through, its subsidiary Brisa – Serviços Viários, SGPS, S.A. has acquired 100% of the share capital and voting rights of Nutrend Engenharia, S.A. that holds 100% of the share capital and voting rights of Tyco – Engenharia, Unipessoal, Lda. ("Tyco").

Tyco is an engineering company with a long experience on project management specially on railway infrastructures. This operation represents, therefore, a strategic step as it will reinforce the Group's capacity on the project management field and in areas which are complementary to that of its core business.

The operation involved a global investment of € 5 602 000.

São Domingos de Rana, 22 February 2005

Corporate and Investor Relations Manager
Luis d'Eça Pinheiro
+351 21 444 95 68
lepinheiro@brisa.pt

Investor Relations
Rosário G.Oliveira
+351 21 444 95 70
roliveira@brisa.pt
Ricardo M. Ferreira
+351 21 444 95 72
ricardo.ferreira@brisa.pt

Media Relations
Franco Caruso
+351 21 444 95 69
franco.caruso@brisa.pt

BRISA – Auto-Estradas de Portugal, SA is an open public company with registered office in Quinta da Torre da Aguilha – Edifício Brisa – São Domingos de Rana, municipality of Cascais, with fiscal contribution no. 500048177, registered in the Cascais Companies Registry under no. 10583, with share capital of Euros 600 000 000



2004's Consolidated Results

File n: 82-34855

07/INST/DRICS/05
22 February 2005

Reuters: Bris IN
Bloomberg: BRISA PL
www.brisa.pt

Corporate and Investor Relations Director
Luis d'Eça Pinheiro
+351 21 444 95 68
lepinheiro@brisa.pt

Investor Relations
Rosário G. Oliveira
+351 21 44 95 70
roliveira@brisa.pt
Ricardo M. Ferreira
+351 21 444 95 72
ricardo.ferreira@brisa.pt

Media Relations
Franco Caruso
+351 21 444 95 69
franco.caruso@brisa.pt

BRISA – Auto-Estradas de Portugal, SA is an open public company with registered office in Quinta da Torre da Aguilha – Edifício Brisa – São Domingos de Rana, municipality of Cascais, with fiscal contribution no. 500048177, registered in the Cascais Companies Registry under no. 10583, with share capital of Euros 600 000 000

Main highlights:

- Announcement of the consortium winner of the new Tagus crossing concession on the A10 – Bucelas/Carregado motorway
- Official awarding to Brisal of the concession of the A17 - Litoral Centro, which will connect Marinha Grande to Mira, in a total length of 92Km
- Submission of bid for the new Greater Lisbon motorway concession
- Submission of bid for the new Douro Litoral motorway concession, located in the Porto metropolitan area
- Formal inauguration of the Operational Control Centre at Carcavelos
- Introduction of the Via Verde electronic collection system in car parks
- Extension of the Via Verde Access System to Lisbon's historical areas of Bica and Santa Catarina
- Acquisition of 10% of the share capital of Auto-Estradas do Atlântico, concessionaire of the A8 and A15 motorways
- Sale of the 0.4% stake in the share capital of the Italian motorway concessionaire Autostrade
- Capital increase at the Brazilian concessionaire, CCR – Companhia de Concessões Rodoviárias, by $R 375 million (approximately Euro 100 million)
- Brisa wins Stock Awards – Award attributed by the business newspaper "Jornal de Negócios" to the best Portuguese listed company in 2004

Main Consolidated Indicators:

- Sales: Euro 600 million (+7%)
- Toll revenues: Euro 522 million (+4%)
- EBITDA: Euro 438 million (+9%)
- Net profit: Euro 184 million (+21%)
- Assets: Euro 4 664 million (+3%)
- Liabilities: Euro 3 271 million (+3%)
- Shareholders' Equity: Euro 1 385 million (+3%)
- Investment: Euro 330 million (+67%)
- Dividend per share: 27 cents (+17%)

Consolidated net profit and dividend per share grow by 21% and 17%, respectively

In 2004 Brisa posted a sound financial and economic performance with all different consolidated indicators improving. It should be pointed out that such a performance was achieved despite a difficult economic and political situation.

EBITDA (cash earnings) reached Euro 437 million, growing by 9% as against the same period of last year, whilst EBIT (earnings before interest and tax) increased by 10% to Euro 298 million.

Net Results

Euro million	2003	2004	% Ch.
Total revenue	560.1	600.3	+7%
EBITDA	402.5	436.7	+9%
EBITDA margin	71.9%	72.7%	+0,8pp
EBIT	274.9	298.1	+8%
EBIT margin	48.4%	49.7%	+1.3pp
EBT	226.1	276.3	+22%
Net profit	151.7	183.6	+21%

Besides growth in the headings referred above, operating margins also improved namely, the EBITDA margin (73%) and the EBIT margin (50%). 2004's net profit grew 21% , which totalled Euro 184 million corresponded to earnings per share of € 0,31.

Operating revenues rose by 7%

By end 2004, operating revenues stood slightly above Euro 600 million, which corresponds to a 7% growth in relation to the previous year.

Operating Revenues

Euro million	2003	2004	% Ch.
Tolls	501.5	522.4	+4%
Road services (*)	23.3	24.1	+3%
Service areas	9.5	10.4	+10%
Work for own company	18.7	31.5	+68%
Other	7.0	11.9	+70%
Total Revenues	560.1	600.3	+7%

(*) Includes Goods Sale

As far as operating revenues are concerned, the highlight goes to toll revenues, which accounted for 87% of the total said revenues. At the end of the year, toll revenues had reached Euro 522 million, corresponding to a 4% increase in relation to the previous year. In the fourth quarter of the year, there was a slow down in traffic revenues, reflecting the country's political and economic instability experienced over the past months.

Breakdown of toll revenues in 2004

	% Ch.
Like-for-like Average Daily Traffic	+1.1%
Class structure	-0.3%
Tariff	+2.8%
Leap year	+0.3%
New sections	+0.2%
Total growth	**+4.1%**

Traffic – which is the originating factor of toll revenues, reached $8.03X10^9$ vehiclesxkilometre at the end of 2004, which compares to the $7.91X10^9$ vehiclesxkilometre recorded in 2003, corresponding to a total increase of 1.5%. Average Daily Traffic (ADT), on the other hand, totalled 23 841 vehicles in 2004, corresponding to a 1.1% growth in relation to the like-for-like network at the end of 2003.

Summary of Traffic per Motorway

Motorway	Total Traffic	Growth
A1	39 259	1.2%
A2	16 925	0.1%
A3	18 250	1.6%
A4	33 276	2.2%
A5	77 868	0.9%
A6	5 741	2.2%
A9	27 838	0.7%
A10	3254	358.8%
A12	24 689	-1.2%
A13	2 130	6.9%
A14	5 681	11.8%
Total	**23 672**	**1.2%**

Regarding to motoring services, still on operational revenues, the highlight goes to Controlauto and Via Verde which posted sales of Euro 15 million and Euro 6 million, respectively. Works for Own Company grew by 68% to Euro 32 million, translating the increase in the volume of new investment in new motorway sections.

Costs grew less than Revenues

In 2004 operating costs posted Euro 164 million, rising by 4% in relation to 2003. Taking into account Amortisation and Provisions, this sum rises to Euro 302 million, meaning a 6% increase.

It should be pointed out that the increase in costs stood below the 7% rise in operating revenues, which allowed for an improvement in EBITDA and EBIT margins, as already referred above.



Operating Costs

Euro million	2003	2004	% Ch.
Cost of goods sold	4.6	2.8	-40%
External costs	68.0	71.7	+5%
Personnel	80.1	83.5	+4%
Other	5.0	5.6	+26%
Total	**157.7**	**163.6**	**+4%**
Amortization	124.8	134.8	+8%
Provision	2.8	3.7	+33%
Total Operating Costs	**285.3**	**302.1**	**+6%**

The External Services reached a total volume of Euro 72 million, corresponding to a 5% growth in relation to the previous year. This heading includes Motorway Maintenance and Repair costs, which totalled Euro 23 million.

Current Maintenance and Repair

Euro million	2003	2004	% Ch.
Infrastructure maintenance	13.9	15.0	8%
Material Maintenance	3.3	4.2	27%
Other maintenance	3.6	3.8	6%
Total	20.8	23.0	11%

It should also be pointed out that the External Services includes approximately Euro 2.7 million, concerning the recognition in 2004 of a series of deferred costs relating to 2005 and 2006, which in the light of the forthcoming introduction of the IFRS accounting standards, the Company decided to allocate to one year only.

Staff costs grew by 4%. At the end of 2004, the total number of employees in the Group companies was of 3 062, having decreased by 44 employees in relation to the end of the previous year.



Financial Results with positive impact from Brazil

At the end of 2004, the Company posted financial losses of Euro 83 million, which compares to Euro 80 million losses at the end of 2003.

For the first time, the contribution of the associate company CCR - Companhia de Concessões Rodoviárias to Brisa's financial results was positive by Euro 3.8 million. This positive contribution was the result of a capital increase of CCR by Euro 3.4 million and the Equity Method, with Euro 14.1 million. Investment funding by Euro 10.8 million and goodwill amortisation by Euro 2.9 million contributed negatively to these financial results.

Rise in Extraordinary Items and Taxes

Extraordinary items evolved favourably, motivated by an increase in extraordinary income. This extraordinary income translates the cancellation of part of the financial provision set up in 2002 to adjust the value of the equity holding in EDP according to market value criteria, in the amount of Euro 13.6 million.

In addition to the above, we refer the recording of gains resulting from the sale of the holding in Schemaventotto (shareholding in Autostrade), in the amount of Euro 17.1 million.

Extraordinary items and taxes

Euro million	2003	2004	% Ch.
Current results	194,6	214,9	10%
Extraordinary Gains	34,8	67,4	94%
Extraordinary Losses	3,3	6,0	82%
Extraordinary Results	31,5	61,4	95%
Earnings before taxes	226,1	276,3	22%
Taxes	-73,7	-91,6	24%
Minority Interests	-0,7	-1,0	43%
Net profit	**151,7**	**183,6**	**21%**

With regard to taxes, Brisa decided to set up a tax credit provision of Euro 22 million. The setting up of this provision was due to the fact that given the decrease in the income tax rate from 30% to 25%, the Company believes that it will probably not use up to 2007 the total accumulated tax credit, which at the end of 2004 and following the setting up of the said provision stood at Euro 280 million.

Investment

Investment projects carried out in Brisa's motorway network in 2004 involved a direct investment in the amount of Euro 231 million, corresponding to a 53% rise in relation to the Euro 151 million invested in 2003.

Investment

Euro million	2003	2004	% Ch.
Main concession	151,0	231,1	53%
Brisal	-	67,9	-
International motorways	25,4	-	-
Road services	6,8	4,7	-31%
Other	14,3	26,7	87%
Total direct investment	**197,5**	**330,4**	**67%**

In terms of investment per motorway, the A13 - Almeirim –Marateca motorway accounted for 56% of direct investment undertaken, whilst the A10-Bucelas/Carregado/IC3 motorway and the A5 – Costa do Estoril motorway accounted both for 13%. The A1 motorway accounted for 13% of the said investment.

The good weather conditions of the last quarter of the year contributed positively to this volume of works.

Strengthening of the Financial Structure

Brisa's balance sheet structure was strengthened thanks to the favourable development of its parts: increase in assets, increase in liabilities and increase in shareholders' equity. Total net fixed assets rose by 6% as result of the investment in motorway sections. Liabilities increased by 3%, whilst shareholders' equity rose by 3%. At the end of 2004, net financial debt stood at Euro 2 210.2 million corresponding to an increase by approximately 0.6% in relation to the 2003's figure.

Condensed Balance Sheet

Euro million	2003	2004	[illegible]
Total net assets	3 843.6	4060.7	6%
Net intangible assets	302.9	337.1	[illegible]
Net tangible assets	37.1	39.5	6%
Reversionary tangible assets	3 044.1	3176.5	4%
Financial investment	459.5	507.7	[illegible]
Current assets	137.6	216.6	58%
Inventories	4.2	4.8	14%
Short term accounts receivable	116.8	167.5	43%
Cash and liquid assets	16.6	44.3	167%
Accruals and deferrals	547.7	387.0	-29%
Total net assets	4 528.9	4 664.3	3%
Shareholders' equity	1 342.6	1 385.4	3%
Minority interests	5.2	7.6	46%
Shareholders' equity + minority interests	1 347.8	1 393.0	3%
Provisions for contingent liabilities	9.3	8.0	-14%
Accounts payable – Medium/Long term	2 056.2	2 067.0	1%
Accounts payable – Short term	233.4	337.1	[illegible]
Accruals and deferrals	882.2	859.2	[illegible]
Total liabilities	3 181.1	3 271.3	3%


Brisa

By year end, gearing (net debt/shareholders' equity ratio) stood at 159%, representing an improvement by four percentage points in relation to the 163% recorded at the end of the previous year. Net debt corresponds to five times EBITDA.

Dividend per share of € 0,27

Maintaining its policy of rising the dividend per share in line with the Company's earnings growth, Brisa's Board of Directors will be submitting before the General Meeting for approval, the payment of a dividend per share of € 0.27. This growth represents an increase of 17% in relation to the dividend distributed last year, which was of € 0.23 per share.

The dividend yield is of 4%, taking into account Brisa's share price at the last day of 2004 (Euro 6.75).

Dividend per share

2001	2002	2003	2004
21	22	23	27

Weighted by splits of shares

Dividend yield

2001	2002	2003	2004
4,4%	4,2%	4,3%	4,0%

2004 closing price

The Annual General Meeting for the approval of 2004's accounts will take place on 28 March. The date for dividend payment is 27 April.


Brisa

Consolidated profit and loss statement

Euro million	**2003**	**2004**	**% Ch**
Operating income	560.1	600.3	7%
Toll revenues	501.6	522.4	4%
Service areas	9.5	10.4	10%
Road services	23.3	24.1	3%
Works for own company	18.7	31.5	68%
Other income	7.0	11.9	70%
Total operating costs	157.7	163.6	4%
Cost of goods sold	4.5	2.8	-40%
External services	68.0	71.7	5%
Personnel	80.1	83.5	4%
Other	5.0	5.6	1%
EBITDA	402.5	437.6	9%
Amortization	124.8	134.8	8%
Provisions	2.8	3.7	33%
EBIT	274.9	298.1	10%
Financial results	-80.3	-83.2	4%
Extraordinary results	31.5	61.4	95%
Profit before tax	**226.1**	**276.3**	**22%**
Income tax	-73.7	-91.6	24%
Minority interests	-0.7	1.0	43%
Net profit	151.7	183.6	21%

End.